Mail Stop 3561

January 30, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Peter R. Ingram, Chief Financial Officer
Hawaiian Holdings, Inc.
3375 Koapaka Street
Suite G-350
Honolulu, Hawaii 96819

      Re: Hawaiian Holdings, Inc.
               Form 10-K for the year ended December 31, 2005
               Filed March 23, 2006
               File No. 001-31443

Dear Mr. Ingram:

We have reviewed your response letter dated December 29, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2005
Critical Accounting Policies, page 44
Frequent Flyer Accounting, page 49

1.   We note your response to our prior comment 1 and require further clarification. Your response to comment 1 dated September 25, 2006 defines the historical usage period as "the average time between when a mileage credit is earned and when the member takes a flight resulting from the redemption of the mileage credit." However, your response to comment 1 dated December 29, 2006 defines the historical usage period as "the average period of time over which passengers have "earned" the credits redeemed for free travel awards." You further clarified in this response that this period represents the aggregate number of months, on average, that it takes your members to accumulate the miles. These responses do not appear consistent, in that the time period outlined in your most recent response appears to reflect only the mileage earning period and not the subsequent period between culmination of the earning period and when travel is provided. Further, the time period outlined in your original response, which appears to culminate when the average member takes a flight, does not appear to reflect the full usage period since only approximately half of flights are likely to have been provided at the date the average member uses miles to travel (assuming the average is close to the mid point of the distribution).

It appears that the period over which revenue from sold miles should be amortized into income is the sum of (1) the average time taken to accumulate the miles (the "earning period" you state that you use in your most recent response) plus (2) twice the time subsequent to the average earning period it takes the average member to fly using miles redeemed (the "redemption period").

To further clarify this and build on the seven-month earning period/amortization period example provided in your response, please additionally assume the following:

-rather than representing one mileage member, the example represents the average of all your mileage members; and
-the average member flies in month 12 rather than month eight (the month of redemption, which may differ from the month of flight, is irrelevant to determining when revenue should be recognized).

In this modified example, since the average member flies in month 12, five months after the culmination of the seven month earning period, this would appear to indicate that approximately half of members fly in the five-month period ending in month 12 (months eight to 12) and half fly in the five-month period starting in month 12 (months 12 to 16). Therefore, the total redemption period in this modified example would appear to be nine months (months eight to

16) and the total period over which sold miles should be amortized into income would appear to be 16 months (the seven month average earning period plus the nine month average redemption period).

In this example, a 16 month amortization appears appropriate because, on average, a portion of sold miles are used for travel in the month immediately following their sale (month two), while a portion are not used for travel until month 17. This differs from the 12 month or seven month amortization period that you appear to suggest in your original and subsequent responses, respectively.

Please clarify for us the period over which you are amortizing sold miles, including both the actual method of determining the amortization period and the actual number of months of the amortization period. Please also tell us the actual earning period of the average member and the actual number of months between the culmination of that average earning period and the month in which the average member travels. Please revise your amortization period and the description of your amortization in your accounting policy, as necessary.

Note 3. Summary of Significant Accounting Policies, page F-8

2.   We note your response to our prior comment 2 from our letter dated August 14, 2006. Your response provided proposed disclosures that will be added to your footnotes and critical accounting policies discussing how the company assesses the probability of recovery of such maintenance deposits. In this regard, please also expand your accounting policy footnote to state that excess, non-refundable reserves are recognized as expense if it is no longer probable that they will be used for the maintenance for which they were deposited and to describe how you assess deposits for probability of recovery. You should also disclose how management determines it is probable that the maintenance deposits will be utilized to fund future maintenance activities as well as management's affirmative representation that the asset as reflected on the consolidated balance sheet is probable of recovery based on the specific factors stated in the notes herein.

3.   Further revise your critical accounting policies and estimates section within MD&A to discuss management's method of measuring impairment loss. Your revised critical accounting policy should provide an analysis of the uncertainties involved in applying the policy at a given time or the variability that is reasonably likely to result from its application over time. Your revised disclosure should address how you arrived at any material estimates used and assumptions made by management in determining the recoverability of the asset; how accurate the estimate/assumption has been in the past; how much the estimate/assumption has changed in the past and whether the estimate/assumption is likely to change in the

future, if applicable. Please provide us with your revised disclosure as part of your next response to us.

4.   Please also revise your critical accounting policy to:

-state that the selection of this method of accounting for non-refundable maintenance reserve lease payments, as opposed to expensing the payments when made, results in your recognizing less expense in the earlier years of the leases than in the later years (potentially substantially so) even though the use of and benefit from the aircraft does not vary correspondingly over the term of the lease;
-state that your current and past results of operations may not be indicative of future results as a result of your expectation of expensing these maintenance reserves in the future; and
-disclose the amount of write-offs of excess non-refundable maintenance reserves in each of the last three years (or state that no amounts have been written-off, if applicable);

In conclusion, this critical accounting policy disclosure should provide greater insight into the quality and variability of financial information including a quantitative sensitivity analysis that your critical estimates and assumptions are subject to change, based on other outcomes, as quantitative information is available.

5.   Furthermore, FR-72 requires your discussion and analysis within MD&A to provide information regarding the quality and potential variability of your earnings and cash flow so that readers can ascertain whether past performance is indicative of future performance. This includes, but is not limited to, a discussion of known material trends and uncertainties and an analysis of their effects within MD&A. In this regard, we believe you should prominently disclose that such costs are expected to be incurred in the future as the scheduled heavy maintenance activities become due and your method of determining when and how the deposits will be utilized. So that investors will be able to better understand this issue, we believe your MD&A should be revised to include tabular discussion of relevant financial information as follows:

-on an annual and quarterly basis, the amount of maintenance reserves actually paid and expensed in each of the last three years and the balance of capitalized maintenance reserves at each balance sheet date;
-on an annual basis, the approximate amount (or range of amounts) of maintenance reserves expected to be (1) paid to lessors and (2) utilized for maintenance and expensed in each of the following five years.

You may contact Heather Clark at 202-551-3624 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief